UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 20, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Pioneer Power Solutions, Inc.

File No. 333-164504 - CF#24850

_____

Pioneer Power Solutions Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 10, 2010.

Based on representations by Pioneer Power Solutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.34	through March 10, 2015
Exhibit 10.35	through March 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Peggy Fisher
Assistant Director